UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MP Materials Corp. / DE
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

553368101
(CUSIP Number)

James H. Litinsky c/o JHL Capital Group LLC 900 North Michigan Avenue, Suite 2000 Chicago, IL 60611 (312) 628-7350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101	Page 2 of 13

1	NAMES OF REPORTING PERSONS
JHL Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,209,204

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,209,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,209,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, HC

CUSIP No. 553368101	Page 3 of 13

1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,128,940

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,128,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,128,940

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 4 of 13

1	NAMES OF REPORTING PERSONS
JHL Capital Group Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
33,077,926

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
33,077,926

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,077,926

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 553368101	Page 5 of 13

1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,206,866

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,206,866

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,206,866

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 6 of 13

1	NAMES OF REPORTING PERSONS
JHL Capital Group Master Fund GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,206,866

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,206,866

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,206,866

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 553368101	Page 7 of 13

1	NAMES OF REPORTING PERSONS
JHL Capital Group L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,209,204

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,209,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,209,204

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

CUSIP No. 553368101	Page 8 of 13

1	NAMES OF REPORTING PERSONS
James H. Litinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,897,021

	8	SHARED VOTING POWER
44,209,204

	9	SOLE DISPOSITIVE POWER
16,897,021

	10	SHARED DISPOSITIVE POWER
44,209,204

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,106,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 553368101	Page 9 of 13

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2020 (collectively the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MP Materials Corp. / DE (the “Issuer”). The address of the principal executive offices of the Issuer is 6720 Via Austi Parkway, Suite 450, Las Vegas, Nevada 89119. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 22, 2021, the Issuer announced the commencement of an underwritten secondary public offering (the “Secondary Offering”) by certain existing stockholders of the Issuer, including certain of the Reporting Persons (the “JHL Selling Shareholders”), of 6.0 million shares of Common Stock at a price of $35.00 per share of Common Stock.  The selling stockholders also granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of Common Stock from such existing stockholders solely to cover over-allotments, also at a price of $35.00 per share of Common Stock.

The JHL Selling Shareholders sold an aggregate amount of 4,603,123 shares of Common Stock in the Secondary Offering (which amount includes 600,408 shares of Common Stock sold to cover over-allotments), at a price, net of underwriting fees, of $33.775 per share of Common Stock.  Specifically, in the Secondary Offering: (i) JHL Capital Group sold 176 shares of Common Stock; (ii) JHL Group Holdings One sold 838,341 shares of Common Stock; (iii) JHL Group Holdings Two sold 2,491,756 shares of Common Stock; and (iv) the Revocable Trust sold 1,272,850 shares of Common Stock.

The lock-up restrictions agreed to by each of the JHL Selling Shareholders in the A&R RRA (as defined in the Original Schedule 13D) were waived with respect to the shares of Common Stock sold in the Secondary Offering.  However, the JHL Selling Shareholders entered into another lock-up agreement in connection with the Secondary Offering (described in Item 6 to this Amendment No. 2).

On March 25, 2021, the over-allotment option was exercised in full by the underwriters, and on March 26, 2021, the Secondary Offering closed and sale of 6.9 million shares of Common Stock was completed.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the disclosures set forth above and in the Original Schedule 13D, the terms of the agreements described in Item 6 herein and in the Original Schedule 13D, the Issuer’s financial position, operations, prospects, capital structure, strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation: (i) proposing measures which they believe would enhance shareholder value; (ii) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 553368101	Page 10 of 13

Also, consistent with their investment intent, the Reporting Persons have engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Mr. Litinsky may be deemed to beneficially own 61,106,225 shares of Common Stock, representing approximately 35.8% of the shares of Common Stock outstanding. This amount consists of:  (i) 2,338 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.0% of the shares of Common Stock outstanding; (ii) 11,128,940 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 6.5% of the shares of Common Stock outstanding; (iii) 33,077,926 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 19.4% of the shares of Common Stock outstanding; and (iv) 16,897,021 shares of Common Stock held in the Revocable Trust, representing approximately 9.9% of the shares of Common Stock outstanding.

As the 100% owner of each of JHL Group Holdings One and JHL Group Holdings Two, Master Fund may be deemed to beneficially own 44,206,866 shares of Common Stock, representing approximately 25.9% of the shares of Common Stock outstanding. This amount consists of (i) 11,128,940 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 6.5% of the shares of Common Stock outstanding and (ii) 33,077,926 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 19.4% of the shares of Common Stock outstanding. As the general partner of Master Fund, Master Fund GP may be deemed to beneficially own the 44,206,866 shares of Common Stock beneficially owned by Master Fund, representing approximately 25.9% of the shares of Common Stock outstanding.

As the investment manager of Master Fund and the 100% owner of Master Fund GP, JHL Capital Group may be deemed to beneficially own 44,209,204 shares of Common Stock, representing approximately 25.9% of the shares of Common Stock outstanding. This amount consists of: (i) 2,338 shares of Common Stock held directly by JHL Capital Group, representing approximately 0.0% of the shares of Common Stock outstanding; (ii) 11,128,940 shares of Common Stock held directly by JHL Group Holdings One, representing approximately 6.5% of the shares of Common Stock outstanding; and (iii) 33,077,926 shares of Common Stock held directly by JHL Group Holdings Two, representing approximately 19.4% of the shares of Common Stock outstanding.  As the 100% owner of JHL Capital Group, JHL Capital Group L.P. may be deemed to beneficially own the 44,209,204 shares of Common Stock beneficially owned by JHL Capital Group, representing approximately 25.9% of the shares of Common Stock outstanding.

The percentage of shares of Common Stock outstanding reported herein is based on  170,738,350 shares outstanding as of March 15, 2021, as set forth in the Issuer’s current report on Form 10-K, filed on March 22, 2021.

CUSIP No. 553368101	Page 11 of 13

(c) Except as set forth in the response to Item 4 of this Amendment No. 2, no transactions in the Shares were effected by the Reporting Persons during the past sixty days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 2 is incorporated by reference herein.

In connection with the Secondary Offering, the JHL Selling Shareholders, as well as other selling stockholders (the “Lock-Up Parties”), entered into a lock-up agreement with the underwriters of the Secondary Offering pursuant to which the Lock-Up Parties agreed to be subject to a lockup for a period lasting 90 days from the date of the underwriting agreement dated March 23, 2021, but subject to certain exceptions.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the form of such document, which is included as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 3 – Form of Lock-Up Agreement (incorporated by reference to Exhibit A of the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K, filed with the SEC on March 26, 2021)

CUSIP No. 553368101	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2021

JHL CAPITAL GROUP, LLC

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Chief Executive Officer

JHL CAPITAL GROUP HOLDINGS ONE LLC

By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP HOLDINGS TWO LLC

By:	JHL CAPITAL GROUP MASTER FUND L.P., its sole owner

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP MASTER FUND L.P.

By:	JHL CAPITAL GROUP MASTER FUND GP LTD., its General Partner

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

CUSIP No. 553368101	Page 13 of 13

JHL CAPITAL GROUP MASTER FUND GP LTD.

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Director

JHL CAPITAL GROUP L.P.

By:	/s/ James H. Litinsky
Name:	James H. Litinsky
Title:	Authorized Signatory

/s/ James H. Litinsky
James H. Litinsky